December 9, 2019

J. Eric Bjornholt
Chief Financial Officer
Microchip Technology Incorporated
2355 W. Chandler Blvd
Chandler, AZ 85224

       Re: Microchip Technology Incorporated
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed May 30, 2019
           File No. 000-21184

Dear Mr. Bjornholt :

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing